+1.858.720.7469 direct

jmercer@sheppardmullin.com

+1.858.720.8953 direct

rwernli@sheppardmullin.com

April 17, 2020

VIA EDGAR AND ELECTRONIC MAIL

Edwin Kim, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GAN Limited
Registration Statement on Form F-1
Filed March 25, 2020
File No. 333-237372

Ladies and Gentlemen:

We are writing on behalf of GAN Limited (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the “Commission”) dated April 8, 2020 (the “Comment Letter”) relating to the above-referenced filing. The Company is concurrently filing an Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”).

Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Registration Statement on Form F-1

Industry and Market Data, page iii

1. We note your response to prior comment 1 regarding the sources of your industry and market data. Please revise to provide more details of the reports cited, including the titles and dates of the referenced reports. Further, for your commissioned report from Eilers & Krejcik Gaming, LLC, please provide a consent pursuant to Rule 436.

Response: The Company has revised the disclosure to provide additional details of the reports cited, including the titles and dates of the referenced reports. See page iii of the Registration Statement. The Company has filed the consent of Eilers & Krejcik Gaming, LLC pursuant to Rule 436.

Risk Factors

We rely on a small number of customers for a substantial portion of our revenues..., page 16

2. In response to prior comment 5, you state that you had a second customer, Winstar Casino, that represented 19.8% of your 2019 revenue. Please disclose the material terms of your agreement with Winstar Casino. In addition, given that FanDuel Group, Inc. accounted for 46.3% of your revenue in 2019, please file the agreements with FanDuel pursuant to Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent upon those agreements.

Response: The Company has added disclosure concerning the material terms of its commercial arrangements with WinStar Casino. We moved the detailed discussion of the commercial terms with both WinStar Casino and FanDuel Group, Inc. (“FanDuel”) to the section on “Business—Customers and Ecosystem.” See page 72 of the Registration Statement.

The Company respectfully submits that it is not substantially dependent on its agreements with FanDuel. The Company does not obtain technology from FanDuel as part of its GameSTACK platform, or to support its operations for any other customer. FanDuel is a customer; the Company’s principal benefit from the FanDuel agreements is the revenue and related contribution to operating income. While the revenue generated by FanDuel was significant for 2019, the Company is not dependent on that revenue to support its operations. Three factors contributed to FanDuel comprising such a significant portion of the Company’s 2019 revenues. First, the Company’s business is expanding from a smaller revenue base, and as a significant early customer, FanDuel represented an outsized portion of revenues during the inflection. Second, FanDuel was an early mover into new states including New Jersey, Pennsylvania and Indiana, promptly following the legalization of real money iGaming in those jurisdictions. The Company is not restricted from, and is actively signing, additional customers for services in those jurisdictions. Third, as described in the Registration Statement, the income derived from FanDuel in 2019 included $4.0 million related to a one-time license fee. Revenue from the FanDuel agreements is expected to comprise a lower percentage of the Company’s total net revenues for 2020.

We are a smaller reporting company based on the SECs amendments..., page 29

3. We note your risk factor that you currently qualify as a smaller reporting company. Please note that a foreign private issuer are not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to SEC Release No. 34-88365.

Response: In response to the Staff’s comment, the Company has removed this risk factor.

Capitalization, page 40

4. Please explain how the pro forma amounts represent those of GAN Limited. In this regard, we note that the pro forma column should present the prospective share capital balance of GAN Limited, instead of what appears to be GAN plc's share capital balance. Please advise.

Response: The Company has revised the pro forma amounts for GAN Limited in the capitalization Please see page 40 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

5. We note the revised disclosures provided in response to prior comment 14. Please revise to also provide a discussion of segment profit. Refer to Item 5 of Form 20-F and Section III.B.2 of SEC Release 33-8350.

Response: The Company has revised the disclosure to add a discussion of profit on an operating segment basis, with reference to the guidance cited by the Staff. Please see page 56 of the Registration Statement.

Internal Control Over Financial Reporting, page 60

6. Please revise to provide an update as of December 31, 2019.

Response: The Company has revised the disclosure to include management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2019. Please see page 62 of the Registration Statement.

Comparison to Delaware Law and Bermudan Law, page 86

7. We note that your description of your bylaws no longer requires a director to disclose interested transactions that involve immediate family members and no longer provides that the board may vote to exclude the interested director from voting on such transactions. Please add a risk factor to discuss the potential conflicts of interests of your directors and the impact of the changes to your bylaws.

Response: The Company has revised its bye-laws to conform with the prior summary description, and re-inserted the disclosure of interested transactions that involve immediate family members. See page 90 of the Registration Statement and paragraphs 124 and 125 of the Bye-laws included in Exhibit 3.2 of the Registration Statement. In light of this change, the Company respectfully submits that a risk factor to discuss director conflicts of interests is unnecessary, because the risk is not one of the most significant factors that make the offering contemplated by the Registration Statement speculative or risky, as provided in Item 503(c) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-12

8. We note your disclosure that your arrangements do not provide the customer with the right to take possession or control of your IP. However, we also note disclosure on page 5 that your real money iGaming customers must physically deploy your platform within their state’s borders and that your software is deployed inside of your customers’ data centers. Please explain to us what you mean by “deploy” and specifically explain how a customer is able to deploy your software without taking possession.

Response: The Company uses the term “deployment” in this context to encompass the activity of installing physical servers inside the customer's data center which are then connected to the Internet and taken sole control of by the Company’s employees from the Company's offices. While the Company’s software is deployed inside the customer’s data center, the customer does not have access to the underlying code nor take ownership of the Company’s software or IP. The nature of the SaaS arrangement is that of a “right to access” the software in its current form in a specified time period. The Company’s performance obligations are to provide services directly to its commercial partner customer to support the customer in its delivery of services to the player end user while the Company retains overall control of the assets. The Company’s customer pays a monthly fee, calculated as a percentage of their revenue, to use the Company’s software and the Company may “turn off” the enterprise software platform services if a customer doesn’t comply with the terms of the agreement.

9. You disclose that revenue from real money and simulated iGaming is recognized over time. Please tell us how you determined that recognition of revenue over time was appropriate and tell us which of the criteria in paragraph 35 of IFRS 15 was met. Also, revise to disclose the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. Refer to paragraph 124 of IFRS 15.

Response: In determining whether the revenue recognized from the provision of enterprise software-as-a-service (“SaaS”) platform offerings are delivered at a point in time or over time the Company considered the requirements of IFRS 15. For revenues attributable to real money and simulated iGaming, the Company considers its performance obligation to be the provision of its software to its customer which is the casino operator.

In accordance with IFRS 15 paragraph 32, the Company makes a determination at the inception of each arrangement whether each performance obligation meets the criteria for “over time” or “point in time” recognition. For revenues attributable to the Company’s performance obligations for the enterprise real money and simulated iGaming SaaS platform delivered to its customers, the Company considered IFRS 15 paragraph 35(a) and determined that the customer simultaneously receives and consumes the benefits of its software. The customer does not control the software, having only a right of access. The customer has no contractual ongoing right to use the Company’s software, unless the customer continues to pay for the software. In addition, there are other ongoing services that the Company provides to the customer over time in connection with the real money and simulated iGaming products which prevent the revenue from the contract with the customer being recognized at the inception of the contract.

The Company has also considered the application guidance included in IFRS 15 paragraph B58 on Software licenses and the recognition over time as noted below:

IFRS 15.B58 The nature of an entity's promise in granting a license is a promise to provide a right to access the entity's intellectual property if all of the following criteria are met:

(a) the contract requires, or the customer reasonably expects, that the entity will undertake activities that significantly affect the intellectual property to which the customer has rights (see paragraphs B59 and B59A);

(b) the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities identified in paragraph B58(a); and

(c) those activities do not result in the transfer of a good or a service to the customer as those activities occur (see paragraph 25).

In accordance with the Staff’s comments, the Company has revised the disclosure to describe the methods used to recognize revenue and to include an explanation of why the methods used provide a faithful depiction of the transfer of goods or services, referring to paragraph 124 of IFRS 15. Please see page F-12 of the Registration Statement.

Note 3. Critical Accounting Estimates and Judgments

Revenue Recognition, page F-20

10. We note the revised disclosures provided in response to prior comment 18; however, it remains unclear to us whether you are the principal or agent for your real money and simulated iGaming and how you arrived at those conclusions. Please clarify for us, and revise your disclosures to clearly state, whether you are the principal or agent for these arrangements. In your response, please provide a detailed analysis supporting how you arrived at the principal vs agent conclusions and refer to the considerations in paragraphs B34 – B38 of IFRS 15 in your response. As part of your response, specify who controls the good or service before it is transferred to the customer. Please provide a separate analysis for your real money iGaming arrangements and for your simulated iGaming arrangements.

Response: In accordance with IFRS paragraph 31 an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

For revenues attributable to real money and simulated iGaming, the Company’s performance obligation is typically limited to the provision of its software to its customer, the casino operator. The Company recognizes as revenues the payments that it receives from its customer for the provision of those services.

In making this determination, the Company considers at the instance of each arrangement who owns the relationship with the end-user player as a key determinant in which party controls the goods or services being provided to the player. Typically, the Company’s commercial arrangements provide for the Company to provide the casino operator with a right to access its software platform. The casino operator controls the URL for the online casino, controls its trademarks and branding, controls the gaming content and maintains ownership of the customer database and loyalty programs related to players in the online casino. For nearly all instances, the casino operator is the licensed entity which is legally permitted to offer the real money iGaming to the players. In one instance related to a business to consumer (B2C) site, the Company uses an operating license that it holds from the U.K. Gambling Commission to operate an online casino. However, even this situation, the casino operator, other than where necessary from a regulatory perspective, has control over the operation and owns the relationship with the player and the player database.

The Company arrived at this determination after consideration and application of the requirements of IFRS15 paragraphs B34 – B38 to both real money and simulated iGaming activities as follows:

Principal versus agent considerations	Real money iGaming	Simulated iGaming
B34 When another party is involved in providing goods or services to a customer, the entity shall determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the entity is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 27–30). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.	In all instances, GAN is providing software to its customers (both existing online operators and land-based casinos) to enable them to offer real money gaming to their players. GAN made the determination that its performance obligation is the delivery of the software platform to the casino operator.	In all instances GAN is providing a platform and software to its land-based casino customers to enable them to offer simulated iGaming to their players. GAN made the determination that its performance obligation is the delivery of the software platform to the casino operator.

B34A To determine the nature of its promise (as described in paragraph B34), the entity shall:

(a) identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party (see paragraph 26)); and

(b) assess whether it controls (as described in paragraph 33) each specified good or service before that good or service is transferred to the customer.

GAN’s performance obligation is the provision of access to its software and IP.

The online casino is branded under the customer’s branding, the customer selects the gaming content, and the online casino is accessed by the customers end user players. GAN’s customers therefore control the product being consumed by the end-user players.

GAN’s performance obligation is the provision of access to its software and IP.

The online casino is branded under the customer’s branding, the customer selects the gaming content, and the online casino is accessed by the customers end user players. GAN’s customers therefore control the product being consumed by the end-user players.

B35 An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

GAN controls the delivery of the GameSTACK platform and related services to the casino operator.

The casino operator controls the gaming content and provision of the gaming services. In all instances, other than with one customer, GAN’s customers are the licensed entities providing the services to the end-user players.

GAN controls the delivery of the GameSTACK platform and related services to the casino operator. The casino operator controls the gaming content and provision of the gaming services.

B35A When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

(a) a good or another asset from the other party that it then transfers to the customer.

(b) a right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

(c) a good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 29(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which includes goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

GAN’s customer receives the right to direct the use of its software.

The casino operator controls the branding, the gaming content and provision of the gaming services.

The casino operator then transfers the product to its end user player.

GAN’s customer receives the right to direct the use of its software.

The casino operator controls the branding, he gaming content and provision of the gaming services.

The casino operator then transfers the product to its end user player.

B35B When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred.	In all instances GAN acts as the principal in the delivery of its software platform to its customer as a B2B provider and agent in the delivery of any services to the player.	In all instances GAN acts as the principal in the delivery of its software platform to its customer as a B2B provider and agent in the delivery of any services to the player.

B36 An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

GAN’s fee for the services it provides is the percentage of the revenue earned by GAN’s customer from their players’ activity on their platform.

Where GAN provides ancillary services, such as marketing services, customer services, we generate revenue from these services based on fees charged or commission earned.

GAN’s fee for the services it provide is the percentage of the revenue earned by GAN’s customer from their player.

In all instances GAN provides cash handling services for its customers. In this regard GAN collects the total cashflows from its customers’ players from the relevant portals (Facebook, Apple etc.). GAN passes these cashflows on to its customers less the share to which GAN is entitled. It is solely GAN’s share that it recognizes as revenue. The cash collection is a service offered to its customers is not in any way indicative of control over the online casino itself.

Where we provide ancillary services, such as marketing services, customer services, we generate revenue from these services based on fees charged or commission earned.

B37 Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal (see paragraph B35)) include , but are not limited to, the following:

(a) the entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

(b) the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits itself to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

(c) the entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

GAN considers for each arrangement whether its controls solely the software platform, or the service being provided to the player:

GAN’s customer is primarily responsible for providing the gaming service to their player. They provide these services through use of GAN’s software or through using alternative providers.

Due to the nature of GAN’s service there is no inventory risk.

The pricing for each of the games offered is determined by GAN’s customers. This is fundamentally through the choice of games offered to players and the inbuilt payout margin in that game.

GAN considers for each arrangement whether its controls solely the software platform, or the service being provided to the player:

GAN’s customer is primarily responsible for providing the gaming service to their player. They provide these services through use of GAN’s software or through using alternative providers.

Due to the nature of GAN’s service there is no inventory risk.

The pricing for each of the games offered is determined by GAN’s customers. This is fundamentally through the choice of games offered to players and the inbuilt payout margin in that game.

B37A The indicators in paragraph B37 may be more or less relevant to the assessment of control depending on the nature of the specified good or service and the terms and conditions of the contract. In addition, different indicators may provide more persuasive evidence in different contracts.

B38 If another entity assumes the entity's performance obligations and contractual rights in the contract so that the entity is no longer obliged to satisfy the performance obligation to transfer the specified good or service to the customer (i.e. the entity is no longer acting as the principal), the entity shall not recognise revenue for that performance obligation. Instead, the entity shall evaluate whether to recognise revenue for satisfying a performance obligation to obtain a contract for the other party (i.e. whether the entity is acting as an agent).

GAN considers the ownership of the relationship with the player to be a key determinant in which party has the ultimate obligation in the delivery of the service.

GAN provides a software platform to its customer. The customer uses GAN’s software to provide services to their players. In all instances the customer own the relationship with the players, both commercially and legally.

GAN considers the ownership of the relationship with the player to be a key determinant in which party has the ultimate obligation in the delivery of the service.

GAN provides a software platform to its customer. The customer uses GAN’s software to provide services to their players. In all instances the customer own the relationship with the players, both commercially and legally.

11. We note your disclosure that when you are the principal you record the revenue share, which represents the revenue exclusive of your customer’s share of the proceeds, as revenue. If you are the principal, please explain to us, why you are recording revenue net of the customer’s share.

Response: In response to the Staff’s comments, the Company has corrected its disclosures to clarify that revenue recognition is driven by the analysis of the performance obligation that the Company is providing and the determination of the casino operator, and not the end user player, as the Company’s customer as described the response to Comment 10. See Note 3. Critical Accounting Estimates and Judgments and page F-20 Revenue Recognition of the Registration Statement.

12. You disclose that for certain contracts in the real money gaming segment revenue is recorded net of royalty costs. Please tell us more about these arrangements, including the nature of the services provided and explain your basis for recognizing revenue net of royalty costs. Refer to the authoritative guidance that supports your accounting.

Response: The Company’s real money and simulated iGaming and sportsbook enterprise software platform offerings include iGaming content licensing services. The GameSTACK platform is capable of supporting, and the Company makes available to its customers, both proprietary and third-party licensed gaming content. The Company’s casino operator customers generally control the determination of which gaming content will be offered in their online casinos.

Where a customer directs the Company to provide proprietary GAN gaming content, it acts as principal in providing the content licensing services, recording the related revenue as gross. In accordance with IFRS 15 paragraph 31, where the customer directs the Company to procure third party gaming content, the Company is deemed to be the agent in providing the content licensing services, recording the corresponding revenue net of licensing costs paid to the owners that content.

The Company acts as principal in a majority of its simulated iGaming and Italy-based real money iGaming content licensing service arrangements and is primarily agent in a majority of its US-based real money iGaming content licensing service arrangements.

General

13. We note your disclosure on page 51 regarding the impact of the COVID-19 pandemic on your operations due to the suspension of sports events and the closing of land-based casinos. You indicate that you considered that approximately 10% of your total revenues in 2019 are generated from sportsbook gambling in conducting a going concern assessment. To the extent material, discuss whether the company also considered the impact to other platforms such as fantasy sports gaming platforms and whether the overall potential decrease in users may result in a material impact in real money iGaming activities and resulting revenues.

Response: The Company has enhanced its disclosures related to experienced and anticipated impacts of the COVID-19 pandemic on its operations. See pages 53 and 54 of the Registration Statement.

*    *    *    *    *

We sincerely appreciate the Staff’s comments. If you have any additional questions or need any information, please do not hesitate to contact us by phone or email at the addresses listed above

Sincerely,

/s/ James A. Mercer III, Esq.
James A. Mercer III, Esq.

/s/ Robert L. Wernli, Jr., Esq.
Robert L. Wernli, Jr., Esq.

cc:	Mr. Dermot Smurfit, GAN Limited
Ms. Karen Flores, GAN Limited
Sara Terheggen, Esq., The NBD Group.